Exhibit 99.2

Evaxion Biotech Announces Closing of Private Placement

•	MSD Global Health Innovation Fund (MSD GHI), a corporate venture capital arm of Merck & Co., Inc., Rahway, NJ, USA, is contributing with some 25% of the total offering amount

•	Company’s management and board of directors with significant participation in the total offering

COPENHAGEN, Denmark, December 21, 2023 (GLOBE NEWSWIRE) – Evaxion Biotech A/S (NASDAQ: EVAX) (“Evaxion” or the “Company”), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, today announced the closing of its previously announced private placement (the “Private Placement”) with gross proceeds of approximately $5.3 million. The Private Placement included participation from existing and new shareholders, with the largest new shareholder being MSD Global Health Innovation Fund (MSD GHI), a corporate venture capital arm of Merck & Co., Inc., Rahway, NJ, USA, accounting for some 25% of the total aggregate offering amount. Further, the Private Placement included significant participation by all members of the Company’s management and board of directors.

“I’m thrilled by the successful completion of this Private Placement. We believe that the investment reflects the confidence investors place in Evaxion’s intrinsic value, strategic direction, and future potential. The transaction is an important part of our long-term financing strategy. We are proud to welcome MSD GHI as a new shareholder and look forward to collaborating closely with the experienced team of MSD GHI”, Christian Kanstrup, CEO of Evaxion, commented.

The closing of the Private Placement related to the issuance and sale of 9,726,898 of the Company’s ordinary shares, DKK 1 nominal value (“Ordinary Shares”), represented by American Depositary Shares (“ADSs”), and accompanying warrants (the “Warrants”) to purchase up to 9,726,898 Ordinary Shares represented by ADSs, at a purchase price of $0.544 per Ordinary Share for an aggregate purchase price of approximately $5.3 million. The Warrants are exercisable immediately upon issuance, have a term of three years, and an exercise price equal to $0.707 per Ordinary Share. Each Ordinary Share is represented by one (1) ADS. The Private Placement was priced at-the-market under Nasdaq rules.

The gross proceeds to the Company from the Private Placement were approximately $5.3 million, with up to an additional $6.8 million of gross proceeds to be received upon cash exercise of the Warrants, before deducting offering expenses payable by the Company. The Company intends to use the proceeds from the Private Placement for working capital and general corporate purposes. No brokerage, finder’s fees, or commissions were payable by the Company in connection with the Private Placement.

The Private Placement was subject to the satisfaction of customary closing conditions and closed on December 21, 2023. Following the closing of the Private Placement, the outstanding number of the Company’s Ordinary Shares is 37,897,780.

The securities described above were offered in a Private Placement to institutional accredited investors, qualified institutional buyers, and other accredited investors under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act”) and/or Rule 506(b) of Regulation D promulgated thereunder and have not been registered under the Act or applicable state securities laws. Accordingly, the securities may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from such registration requirements.

In connection with the Private Placement, the Company entered into a registration rights agreement with the purchasers, pursuant to which the Company agreed to prepare and file an initial registration statement (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) registering the resale of the Ordinary Shares represented by ADSs and the Ordinary Shares represented by ADSs issuable upon the exercise of the Warrants. The Warrants will not be registered for resale under the Registration Statement. All members of the Company’s management and board of directors have agreed to a lock-up period of 180 days from the effective date of such Registration Statement.

The Company has granted the purchasers customary indemnification rights in connection with the Registration Statement. The purchasers have also been given the Company’s customary indemnification rights in connection with the Registration Statement.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About EVAXION

Evaxion Biotech A/S is a pioneering TechBio company based upon its AI platform, AI-Immunology™. Evaxion’s proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Based upon AI-Immunology™, Evaxion has developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. Evaxion is committed to transforming patients’ lives by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking AI-Immunology™ platform and vaccine pipeline, please visit our website.

Contact Information

Evaxion Biotech A/S
Christian Kanstrup
Chief Executive Officer
cka@evaxion-biotech.com
Source: Evaxion Biotech A/S

Forward-Looking Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from the worldwide ongoing COVID-19 pandemic and the ongoing conflict in the region surrounding Ukraine and Russia and the Middle East; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.